Exhibit 8.1 - List of Significant Subsidiaries

The significant subsidiaries and joint ventures of Cookson Group plc and the jurisdictions in which they are organised as at 31 December 2003 were as follows:

Name	Jurisdiction of organisation
Cookson America, Inc.	Delaware, United States
Cookson Australia Pty Ltd	Australia
Cookson Ceramics Ltd	England and Wales
Cookson (Europe) SA	Switzerland
Cookson Fukuda Ltd (Joint Venture)	England and Wales
Cookson Investments, Inc.	Delaware, United States
Cookson Investments Ltd	England and Wales
Cookson Overseas Ltd	England and Wales
Cookson Singapore Pte Ltd	Singapore
Electroplating Engineers of Japan Ltd (Joint Venture)	Japan
Fry’s Metals, Inc	Delaware, United States
Polyclad Laminates, Inc.	Massachusetts, United States
Stern/Leach Company	Delaware, United States
Stern Metals, Inc.	Rhode Island, United States
Vesuvius Crucible Company	Delaware, United States
Vesuvius USA Corporation	Illinois, United States
Wilkes-Lucas Ltd	England and Wales